MEMORANDUM

TO:	John Grzeskiewicz	CC:	Amy Duling
John Leven
David Lebisky
Adam Shoffner
Joshua Deringer

FROM:	Jillian Bosmann

DATE:	March 6, 2013

RE:	Response to SEC Staff Comments on Post-Effective No. 43 (“PEA No. 36”) to the Registration Statement on Form N-1A of the DundeeWealth Funds (the “Registrant”) (Registration No. 333-135371; 811-21913)

              This memorandum summarizes the comments received from you on the above-referenced PEA No. 43 filed on December 28, 2012, and the Registrant’s responses. PEA No. 43 was filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933 to register Institutional, Class I and Class II Shares of a new investment portfolio of the Registrant, the JOHCM Global Equity Fund (the “Fund”). Terms not otherwise defined herein shall have the meaning ascribed to them in PEA No. 36.

Prospectus

1.           Comment: The Fees and Expenses Table does not contain a line item for acquired fund fees and expenses. Please supplementally confirm that the Fund is not expected to incur any acquired fund fees and expenses or that such expenses are estimated to be 0.01% or less.

              Response: Registrant confirms that acquired fund fees and expenses are estimated to be less than 0.01%.

2.           Comment: Please supplementally confirm that the contractual expense reimbursement/fee waiver arrangements will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.

              Response: Registrant confirms that the contractual expense reimbursement/fee waiver arrangements will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.

3.           Comment: In the section More Information About Risk – Equity Risk, it states that equity securities include derivative instruments that attempt to track the price movement of equity indices. Please supplementally confirm that such derivative instruments will not be a principal investment and are not expected to affect Fund performance, or include relevant strategy and risk information in the summary section.

              Response: Registrant confirms that such derivative instruments will not be a principal investment and are not expected to affect Fund performance.

4.           Comment: Please confirm that Registrant is aware of the Securities and Exchange Commission’s July 30, 2010 letter to the Investment Company Institute (the “Letter”) and has reviewed the registration statement disclosure in light of that letter. Please note if any other derivative investments will be added to the principal investment strategies of the Fund.

              Response: Registrant is aware of the Letter and took it into consideration when reviewing the registration statement disclosure regarding derivatives for the Fund. Registrant has determined that no additional derivative investments need to be added to the principal investment strategies of the Fund.

5.           Comment: Under Principal Investment Strategy in the Summary Section, it states that the Fund invests, under normal circumstances, at least 80% of its assets in common stock of U.S. and foreign companies. Please add disclosure to the Summary Section regarding how the Fund will invest the other 20% of its assets.

              Response: Consistent with Rule 35d-1, the Fund has adopted a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its assets in certain types of investments suggested by its name. All principal strategies and risks are included in the Summary Section, and Registrant does not believe that any additional disclosure needs to be added to the Summary Section.

6.           Comment: Please review the disclosure in the section Market Timing Policies and Procedures in light of the requirement contained in Form N-1A Item 11(e)(4)(iii) to describe Registrant’s policy “with specificity.” Please revise the disclosure as necessary or supplementally confirm that the disclosure complies with this requirement.

              Response: Registrant believes that the disclosure describes the Registrant’s policy with adequate specificity, and therefore no revisions are necessary.

SAI

7.           Comment: Please confirm that investments in other investment companies, futures and options are a non-principal investment strategy of the Fund, or include information regarding such investments in the prospectus.

              Response: Registrant confirms that investments in other investment companies, futures and options are a non-principal investment strategy of the Fund.

8.           Comment: Please confirm that all strategies and risks of the Fund included in the SAI and not in the prospectus are non-principal and are not expected to affect the Fund’s performance.

              Response: Registrant confirms that all strategies and risks of the Fund included in the SAI and not in the prospectus are non-principal and are not expected to materially affect the Fund’s performance.

9.           Comment: Please review the SAI and remove all boilerplate disclosure that is not relevant to the Fund.

              Response: Registrant will review the SAI and revise the disclosure as necessary.

              If you have any questions or comments concerning this memorandum, please contact me at (215) 988-3307.